BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2026 and 2025

(Expressed in Canadian dollars)

(unaudited)

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian dollars) (unaudited)

	March 31, 2026 $	December 31, 2025 $
	(unaudited)

Assets
Current assets
Cash	12,132,953	20,939,224
Short-term investments	57,500	57,500
Other receivables	101,761	53,354
Prepaid expenses and deposits	2,139,695	1,366,009
Total current assets	14,431,909	22,416,087
Non-current assets
Property and equipment	106,587	19,307
Right-of-use of asset (Note 5)	816,139	-
Investments (Note 3)	7,463,494	8,136,943
Investment in associate (Note 4)	3,142,266	3,214,662
Deposits	130,202	-
Total non-current assets	11,658,688	11,370,912
Total assets	26,090,597	33,786,999

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (Note 12)	1,894,178	2,151,111
Current portion of lease liabilities (Note 6)	122,356	-
Due to related party (Note 12)	26,322	25,882
Total current liabilities	2,042,856	2,176,993
Non-current liabilities
Non-current portion of lease liabilities (Note 6)	722,706	-
Total liabilities	2,765,562	2,176,993
Shareholders' equity
Share capital (Note 7)	92,498,606	87,804,670
Options reserve (Notes 7 and 8)	4,213,312	2,268,450
Warrants reserve	1,843,488	1,843,488
RSUs reserve (Notes 7 and 10)	7,411,926	4,150,202
PSUs reserve (Notes 7 and 11)	2,536,600	744,158
Shares to be issued (Note 7)	-	50,000
Deficit	(85,178,897)	(65,250,962)
Total shareholders' equity	23,325,035	31,610,006
Total liabilities and shareholders' equity	26,090,597	33,786,999

Nature of operations and going concern (Note 1)

Commitments (Note 19)

Subsequent event (Note 20)

Approved and authorized for issuance on behalf of the Board on May 15, 2026:

"Olivier Roussy Newton"	Director	"Lionel de Saint-Exupery"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
1

BTQ TECHNOLOGIES CORP. Consolidated Statements of Operations and Comprehensive Loss (Expressed in Canadian dollars)

	Three months ended March 31, 2026 $	Three months ended March 31, 2025 $

Revenue (Note 13)	-	250,000

Expenses
Business development, marketing, and promotion	1,924,351	176,532
Consulting fees	674,171	61,070
Depreciation (Note 5)	48,910	-
General and administrative (Note 18)	540,047	97,348
Professional fees (Note 12)	1,377,176	646,258
Research and development (Note 12)	2,012,589	293,541
Share-based compensation (Notes 8, 10, 11, and 12)	11,599,839	607,008
Transfer agent and regulatory fees	176,107	102,265
Wages and benefits (Note 12)	105,947	66,953
Total expenses	18,459,137	2,050,975
Loss before other income (expense)	(18,459,137)	(1,800,975)
Other income (expense)
Foreign exchange loss	(101,734)	(10,772)
Interest income	102,844	-
Interest expense (Note 6)	(29,743)	(233)
Share of loss of equity accounted investee (Note 4)	(72,396)	-
Unrealized loss on investments (Note 3)	(1,367,769)	-
Total other income (expense)	(1,468,798)	(11,005)
Net loss and comprehensive loss for the period	(19,927,935)	(1,811,980)
Loss per share, basic and diluted	(0.14)	(0.01)
Weighted average number of common shares outstanding, basic and diluted	140,772,652	132,121,207

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
2

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian dollars) (unaudited)

	Share capital		Options reserve $	Warrants reserve $	RSUs reserve $	PSUs reserve $	Shares to be issued $	Deficit $	Total shareholders' equity $
	Number of shares	Amount $

Balance, December 31, 2025	140,400,930	87,804,670	2,268,450	1,843,488	4,150,202	744,158	50,000	(65,250,962)	31,610,006
Shares issued for options exercised	227,500	184,761	(91,636)	-	-	-	(50,000)	-	43,125
Shares issued for vested RSUs	507,500	3,099,175	-	-	(3,099,175)	-	-	-	-
Shares issued for vested PSUs	175,000	1,410,000	-	-	-	(1,410,000)	-	-	-
Share-based compensation	-	-	2,036,498	-	6,360,899	3,202,442	-	-	11,599,839
Net loss for the period	-	-	-	-	-	-	-	(19,927,935)	(19,927,935)
Balance, March 31, 2026	141,310,930	92,498,606	4,213,312	1,843,488	7,411,926	2,536,600	-	(85,178,897)	23,325,035

	Share capital		Options reserve $	Warrants reserve $	RSUs reserve $	Deficit $	Total shareholders' equity $
	Number of shares	Amount $

Balance, December 31, 2024	131,833,688	45,553,931	1,890,026	498,876	640,813	(40,645,089)	7,938,557
Shares issued for options exercised	395,000	314,765	(154,765)	-	-	-	160,000
Shares issued for warrants exercised	40,437	28,969	-	(12,794)	-	-	16,175
Shares issued for vested RSU's	172,500	279,125	-	-	(279,125)	-	-
Share-based compensation	-	-	101,223	-	505,785	-	607,008
Net loss for the period	-	-	-	-	-	(1,811,980)	(1,811,980)
Balance, March 31, 2025	132,441,625	46,176,790	1,836,484	486,082	867,473	(42,457,069)	6,909,760

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
3

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian dollars) (unaudited)

	Three months ended March 31, 202 $	Three months ended March 31, 2025 $

Operating activities
Net loss for the period	(19,927,935)	(1,811,980)
Items not involving cash:
Depreciation	48,910	-
Foreign exchange translation loss	13,429	(108)
Interest expense	29,743	-
Share of loss of equity accounted investee	72,396	-
Share-based compensation	11,599,839	607,008
Unrealized loss on investments	1,367,769	-
Changes in non-cash operating working capital:
Other receivables	(48,407)	(30,913)
Prepaid expenses and deposits	(903,888)	(136,203)
Accounts payable and accrued liabilities	(256,933)	137,170
Deferred revenue	-	(250,000)
Net cash used in operating activities	(8,005,077)	(1,485,026)
Investing activities
Acquisition of investments	(694,320)	-
Acquisition of property and equipment	(93,235)	-
Proceeds from deposit	-	5,751
Net cash provided by (used in) investing activities	(787,555)	5,751
Financing activities
Repayment of lease obligation	(56,764)	-
Proceeds from stock options exercised	43,125	160,000
Proceeds from warrants exercised	-	16,175
Net cash provided by (used in) financing activities	(13,639)	176,175
Change in cash	(8,806,271)	(1,303,100)
Cash, beginning of period	20,939,224	9,336,892
Cash, end of period	12,132,953	8,033,792

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
4

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

BTQ Technologies Corp. (formerly Sonora Gold & Silver Corp.) ("the Company") was incorporated on November 23, 1983 under the Business Corporations Act (British Columbia). The principal activity of the Company is the development of computer-based technology related to post-quantum cryptography, particularly as it applies to blockchain and related technologies, and their protection from the emerging security risk of quantum computing. The Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, Canada, V7Y 1B3. The Company's common shares trade on both Cboe Canada and Nasdaq under the ticker symbol "BTQ".

These condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. During the period ended March 31, 2026, the Company has not generated any revenues, has a net loss, and has negative cash flow from operations. As at March 31, 2026, the Company has an accumulated deficit of $85,178,897. The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, "Interim Financial Reporting" and using the accounting policies consistent with those in the audited financial statements as at and for the year ended December 31, 2025 except as detailed below.

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical cost, except for certain financial assets and liabilities that are measured at fair value.

Basis of Presentation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BTQ AG, a company incorporated in the Principality of Liechtenstein, BTQ Technologies Australia Pty Ltd., a company incorporated in Australia, and BTQ Technologies (USA) Ltd. a company incorporation in the State of Delaware, U.S.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Leases

Under IFRS 16 - Leases, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date for leases greater than 12 months. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Right-of-use assets are subsequently depreciated over lesser of useful economic life and the remaining term of the lease and are carried at cost less accumulated depreciation and impairment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently reduced by lease payments net of interest expense calculated using the effective interest method.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease.

The termination of the lease is accounted for as a decrease in the scope of the lease with remaining lease liability and right-of-use assets derecognized and any gain or loss relating to the termination is recognized in the consolidated statements of operations and comprehensive loss.

Recent Accounting Pronouncements

Amendments to the Classification and Measurement of Financial Instruments ("Amendments to IFRS 9 and IFRS 7")

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 which clarify the date of recognition and derecognition of some financial assets and liabilities with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for certain instruments with contractual terms that can change cash flows such as instruments with features linked to the achievement of environment, social and governance targets; and update the disclosures for equity instruments designated at FVOCI. Amendments to IFRS 9 and IFRS 7 is effective for periods beginning on or after January 1, 2026. The Company adopted these amendments on January 1, 2026, and they did not have a material impact on the Company's condensed interim consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity's financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company's consolidated financial statements.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

3. INVESTMENTS

$

Balance, December 31, 2025	8,136,943
Additions	694,320
Unrealized loss	(1,367,769)
Balance, March 31, 2026	7,463,494

During the year ended December 31, 2022, the BTQ AG invested $63,915 (US$50,000) in the form of a Simple Agreement for Future Equity ("SAFE") in the Holonym Foundation ("Holonym"), which is a public benefit corporation in the US. The investment is not traded in an active market.

On January 11, 2023, BTQ AG invested $13,314 (US$10,000) in the form of a SAFE into Cysic Inc,a private company in the US. The investment is not traded in an active market.

On November 18, 2025, the Company. invested $960,821 (KRW1,000,320,000) in the form of a SAFE into Genesis Quantum Inc., a private company in the US. The investment is not traded in an active market.

On December 15, 2025, the Company entered into an agreement in which it acquired 452,058 common shares of ICTK Co., Ltd., a publicly traded company in South Korea for $6,776,806. As at March 31, 2026, the fair market value of the investment was $5,731,124, resulting in an unrealized loss of $1,367,768 for the three months ended March 31, 2026. The investment has a lock up period of two years.

On January 15, 2026, the Company invested $694,320 (US$500,000) in redeemable convertible preferred shares of Keypair Co. Ltd., a private company in South Korea. The investment is not traded in an active market.

The Company estimated the fair value of these investments and concluded that the carrying value approximates the fair value of the investments as at December 31, 2025 and March 31, 2026.

4. INVESTMENT IN ASSOCIATE

On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement with QPerfect SA ("QPerfect"), wherein the Company acquired 217,865 QPerfect ordinary shares for $3,263,521 (€2,000,000).

The Company holds a 15.29% interest in QPerfect over which the Company has determined that it holds significant influence as:

  the Company appointed a director to the Board of Directors and the director has the ability to veto or approve a number of management decisions.

Accordingly, the investment is accounted for using the equity method.

$

Balance, December 31, 2025	3,214,662
Share of net loss	(72,396)
Balance, March 31, 2026	3,142,266

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

5. RIGHT-OF-USE OF ASSET

$

Cost:
Balance, December 31, 2025	-
Additions	859,094
Balance, March 31, 2026	859,094

Accumulated depreciation:
Balance, December 31, 2025	-
Additions	42,955
Balance, March 31, 2026	42,955

Carrying amounts:
As at December 31, 2025	-
As at March 31, 2026	816,139

6. LEASE OBLIGATION

On January 1, 2026, the Company entered into a premises lease agreement which gives the Company the right to use an underlying asset which expires on December 31, 2030. The Company's obligation to make lease payments arising from the lease is calculated by discounting the fixed lease payments over the lease term at the Company's incremental borrowing rate. The incremental borrowing rate used in the calculation was 14%.

$

Balance, December 31, 2025	-
Additions	859,094
Payments	(56,764)
Interest	29,743
Foreign exchange translation loss	12,989
Balance, March 31, 2026	845,062
Less: current portion	122,356
Non-current portion	722,706

7. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value

Share transactions during the three months ended March 31, 2026:

  During the three months ended March 31, 2026, the Company issued 227,500 common shares for proceeds of $93,125 pursuant to the exercise of stock options, of which $50,000 was received during the year ended December 31, 2025. The fair value of stock options exercised of $91,636 was transferred from options reserve to share capital.
  During the three months ended March 31, 2026, the Company issued 507,500 common shares pursuant to the settlement of vested restricted share units (“RSUs”). The fair value of vested RSUs of $3,099,175 was transferred from RSUs reserve to share capital.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

7. SHARE CAPITAL (continued)

Share transactions during the three months ended March 31, 2026:

  During the three months ended March 31, 2026, the Company issued 175,000 common shares pursuant to the settlement of vested performance share units (“PSUs”). The fair value of vested PSUs of $1,410,000 was transferred from PSUs reserve to share capital.

Share transactions during the three months ended March 31, 2025:

  During the three months ended March 31, 2025, the Company issued 395,000 common shares for proceeds of $160,000 pursuant to the exercise of stock options. The fair value of stock options exercised of $154,765 was transferred from options reserve to share capital.
  During the three months ended March 31, 2025, the Company issued 40,437 common shares for proceeds of $16,175 pursuant to the exercise of share purchase warrants. The fair value of share purchase warrants exercised of $12,794 was transferred from warrants reserve to share capital.
  During the three months ended March 31, 2025, the Company issued 172,500 common shares pursuant to the settlement of vested RSUs. The fair value of vested RSUs of $279,125 was transferred from RSUs reserve to share capital.

8. STOCK OPTIONS

The Company has an omnibus equity plan (the “Plan”) for directors, officers, employees, and consultants of the Company. Stock options granted pursuant to the Plan are exercisable for periods of up to five years, as determined by the Board of Directors of the Company, to purchase common shares of the Company at a price not less than the discounted market price on the date of the grant. The maximum number of shares which may be reserved for issuance under the Plan (including pursuant to RSU, PSU, and DSU grants outstanding from time to time) cannot exceed 10% of the total number of issued and outstanding common shares on a non-diluted basis.

The following table summarizes the continuity of the Company's stock options:

	Number of stock options	Weighted average exercise price $

Outstanding, December 31, 2025	2,503,750	0.75
Granted	850,000	7.10
Exercised	(227,500)	0.41
Expired	(75,000)	0.35
Outstanding, March 31, 2026	3,051,250	2.56
Exercisable, March 31, 2026	1,097,500	1.62

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

8. STOCK OPTIONS (continued)

Additional information regarding stock options outstanding as at March 31, 2026, is as follows:

	Outstanding			Exercisable
Range of exercise prices $	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of stock options	Weighted average exercise price $

0.27	300,000	1.7	0.27	75,000	0.27
0.40 to 0.45	1,316,250	2.0	0.41	615,000	0.40
0.485 to 0.50	225,000	2.9	0.49	75,000	0.49
0.64 to 0.65	160,000	1.8	0.64	120,000	0.64
1.51	50,000	3.7	1.51	12,500	1.51
4.48	50,000	3.8	4.48	12,500	4.48
5.29	250,000	4.9	5.29	-	-
6.34	100,000	1.3	6.34	100,000	6.34
7.85	600,000	4.8	7.85	87,500	7.85
	3,051,250	2.8	2.56	1,097,500	1.62

The fair value for stock options granted have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Three months ended March 31, 2026	Three months ended March 31, 2025

Risk-free interest rate	2.89%	-
Expected life (in years)	5.0	-
Expected volatility	204%	-

During the three months ended March 31, 2026, the Company recognized share-based compensation expense of $2,036,498 (2025 - $101,223), with a corresponding increase to options reserve. The weighted average fair value of the stock options granted during the three months ended March 31, 2026 was $6.95 (2025 - $nil) per option. The weighted average fair value of shares at the time of the stock option exercises during the three months ended March 31, 2026 was $5.89 (2025 - $3.24) per common share.

9. SHARE PURCHASE WARRANTS

The following table summarizes the continuity of share purchase warrants:

	Number of warrants	Weighted average exercise price $

Outstanding, December 31, 2025 and March 31, 2026	306,673	7.94

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

9. SHARE PURCHASE WARRANTS (continued)

As at March 31, 2026, the following share purchase warrants were outstanding and exercisable:

Number of warrants outstanding	Exercise price $	Expiry date

167,785	4.09	December 19, 2029
138,888	12.60	July 11, 2030

306,673

10. RESTRICTED SHARE UNITS

The Company’s Plan also permits the granting of RSUs to certain eligible service providers from time to time. A summary of the changes in RSUs is presented below:

Number of RSUs

Balance, December 31, 2025	3,409,800
Granted	1,708,000
Settled for shares	(507,500)
Balance, March 31, 2026	4,610,300
Unvested	3,210,500
Vested, March 31, 2026	1,399,800

During the three months ended March 31, 2026, 1,708,000 RSUs (2025 - 300,000) were granted. During the three months ended March 31, 2026, the Company recognized share-based compensation expense of $6,360,899 (2025 - $505,785) with a corresponding increase to RSU reserve, and $3,099,175 (2025 - $279,125) was transferred to share capital upon the vesting of 507,500 (2025 - 172,500) RSUs. The weighted average grant date fair value for RSUs granted during the three months ended March 31, 2026 was $6.17 per RSU (2025 - $3.39).

11. PERFORMANCE SHARE UNITS

The Company’s Plan permits the granting of PSUs to certain eligible service providers from time to time. A summary of the changes in PSUs is presented below:

Number of PSUs

Balance, December 31, 2025	800,000
Issued	850,000
Settled for shares	(175,000)
Balance, March 31, 2026	1,475,000
Unvested	1,450,000
Vested, December 31, 2025	25,000

During the three months ended March 31, 2026, 850,000 PSUs (2025 - nil) were granted. During the three months ended March 31, 2026, the Company recognized share-based compensation expense of $3,202,442 (2025 - $nil) with a corresponding increase to PSU reserve, and $1,410,000 (2025 - $nil) was transferred to share capital upon the vesting of 175,000 (2025 - nil) PSUs. The weighted average grant date fair value for PSUs granted during the three months ended March 31, 2026 was $7.85 per PSU (2025 - $nil).

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

12. RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing, and controlling the activities of an entity, and include all officers and directors of the Company. Key management personnel compensation during the three months ended March 31, 2026 and 2025 was comprised of the following:

	Three months ended March 31, 2026 $	Three months ended March 31, 2025 $

Professional fees	21,000	21,000
Share-based payments	2,215,368	18,461
Wages and benefits	66,000	43,322
	2,302,368	82,783

During the three months ended March 31, 2026, the Company incurred research and development expenses of $203,970 (2025 - $nil) to its investment in associate.

As at March 31, 2026, the Company owed $133,382 (December 31, 2025 - $132,170) to the CEO of the Company, of which $107,479 (December 31, 2025 - $106,288) is included in accounts payable and accrued liabilities.

As at March 31, 2026, the Company owed $98,773 (December 31, 2025 - $26,534) to the President and director of the Company (appointed as President on January 1, 2026), which is included in accounts payable and accrued liabilities.

As at March 31, 2026, the Company has prepaid research and development expenses of $163,395 (December 31, 2025 - $203,970) to its investment in associate.

13. REVENUE

During the three months ended March 31, 2026, the Company earned license revenue of $nil (2025 - $250,000) from a company controlled by the former COO.

A breakdown of the revenue is presented below:

	Three months ended March 31, 2026 $	Three months ended March 31, 2025 $

Major goods/service lines
Software license and related consulting services	-	250,000
Timing of revenue recognition
Software license and services transferred over time	-	250,000

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

14. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31, 2026 $	Three months ended March 31, 2025 $

Non-cash investing and financing activities:
Fair value of stock options exercised transferred from options reserve to share capital	91,636	154,765
Fair value of warrants exercised transferred from warrants reserve to share capital	-	12,794
Shares issued for vested RSUs	3,099,175	279,125
Shares issued for vested PSUs	1,410,000	-
Net present value of lease liability and right-of-use asset	859,094	-

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair Values

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's statement of financial position as at March 31, 2026 and December 31, 2025 as follows:

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, March 31, 2026 $

Investments	5,731,124	-	1,732,370	7,463,494

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, December 31, 2025 $

Investments	7,098,893	-	1,038,050	8,136,943

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(a) Fair Values (continued)

The fair values of the Company's other financial instruments, which include cash, short-term investments, accounts payable and accrued liabilities, lease liability, and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash and short-term investments with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c) Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

The following tables indicate the impact of foreign currency exchange risk on net working capital as at March 31, 2026 and December 31, 2025. The tables below also provide a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's net loss by the amounts shown in the tables below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at March 31, 2026 and December 31, 2025.

As at March 31, 2026	TWD	KRW	US$

Cash	789,017	-	287,474
Investments	-	6,247,441,560	-
Accounts payable and accrued liabilities	(161,281)	-	(566,980)
Lease liability	-	-	(606,257)
Total foreign currency financial assets and liabilities	627,736	6,247,441,560	(885,763)
Impact of a 10% strengthening or weakening of foreign exchange rate	62,774	624,744,156	(88,576)

As at December 31, 2025	TWD	KRW	US$

Cash	43,511	-	218,798
Investments	-	7,472,518,740	-
Accounts payable and accrued liabilities	(185,400)	-	(782,639)
Total foreign currency financial assets and liabilities	(141,889)	7,472,518,740	(563,841)
Impact of a 10% strengthening or weakening of foreign exchange rate	(14,189)	747,251,874	(56,384)

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as at March 31, 2026 and December 31, 2025:

As at March 31, 2026	Total $	Within 1 year $	Within 2-5 years $

Accounts payable and accrued liabilities	1,894,178	1,894,178	-
Lease liability	1,170,508	233,101	937,407
Due to related parties	26,322	26,322	-

	3,091,008	2,153,601	937,407

As at December 31, 2025	Total $	Within 1 year $	Within 2-5 years $

Accounts payable and accrued liabilities	2,151,111	2,151,111	-
Due to related parties	25,882	25,882	-

	2,176,993	2,176,993	-

16. CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, share-based payment reserve, and warrant reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2025.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

17. SEGMENTED INFORMATION

The Company has one operating segment, the research and development of computer-based technology related to post-quantum cryptography. The Company's head office is in Canada and operations are in Canada, Taiwan, Australia, and the United States. Geographic information for non-current assets other than financial instruments is as follows:

March 31, 2025	Canada $	Australia $	United States $	Total $

Non-current assets
Property and equipment	3,682	18,381	84,524	106,587
Right-of-use asset	-	-	816,139	816,139
Deposits	-	-	130,202	130,202
	3,682	18,381	1,030,865	1,052,928

December 31, 2025	Canada $	Australia $	Total $

Non-current assets
Property and equipment	4,269	15,038	19,307
Revenue	315,497	-	315,497

18. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of general and administrative expenses for the three months ended March 31, 2026 and 2025:

	Three months ended March 31, 2026 $	Three months ended March 31, 2025 $

Insurance	102,678	18,171
IT and communications	69,395	4,371
Office and miscellaneous	186,013	32,694
Rent	115,036	36,233
Travel	66,925	5,879

	540,047	97,348

19. COMMITMENTS

As at March 31, 2026, the Company has the following contractual commitments for research and development and premises lease obligations:

$

2026	5,648,333
2027	3,888,147
2028	3,036,823
2029	1,648,656
2030	260,709

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three Months Ended March 31, 2026 and 2025 (Expressed in Canadian dollars) (unaudited)

20. SUBSEQUENT EVENT

On April 20, 2026, the Company issued 50,000 common shares pursuant to the settlement of RSUs.